Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Sell Two LR2 Product Tankers and an Update on Its Outstanding Debt

MONACO, September 29, 2025 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has entered into agreements to sell two vessels and provided an update on its outstanding debt.

Vessel Sales

The Company has recently entered into agreements to sell two 2019 built scrubber-fitted LR2 product tankers, STI Lobelia and STI Lavender, for $61.2 million per vessel. The sales are expected to close within the fourth quarter of 2025.

Emanuele Lauro, Chairman and Chief Executive Officer, commented “These sales offer the dual benefit of capitalizing on cyclically high secondhand vessel values while further strengthening our balance sheet. At $131 million on a pro-forma basis, the Company’s net debt could reach zero in the near future, an outcome which underscores both the cash-generating power of this market and our commitment to deleveraging.”

Update on Current Liquidity and Debt

The table below summarizes the Company’s outstanding indebtedness as of the dates presented, and on a pro-forma basis to illustrate the impact of announced vessel sales and debt repayments that are pending closing:

In thousands	June 30, 2025	July 28, 2025	September 25, 2025	September 25, 2025 Pro-forma*
Gross debt outstanding	$924,403	$910,987	$896,552	$814,702
Cash and cash equivalents	471,062	472,727	605,786	683,417
Net debt	$453,341	$438,260	$290,766	$131,285
Availability under revolving credit facilities	$838,241	$833,692	$823,542	$792,842

During the third quarter of 2025, the Company sold 4,778,000 common shares in DHT Holdings Inc. (“DHT”) at an average price of $12.50 per share. The Company currently owns 4,054,480 common shares in DHT.

* Amounts reflect the balances as of September 25, 2025, adjusted for announced debt and lease repayments and net proceeds from vessel sales (after estimated selling costs) which have not yet closed. These include:

•The exercise of the purchase options on three vessels that are currently financed through sale and leaseback arrangements. Two of the vessels, STI Guard and STI Gallantry, are scheduled to be purchased in December 2025 and the third vessel, STI Symphony, is scheduled to be purchased in February 2026. The aggregate outstanding lease obligation on these vessels is currently $67.8 million.

•The agreements to sell the 2020 built scrubber-fitted MR product tanker, STI Maestro for $42.0 million, along with the 2019 built scrubber-fitted LR2 product tankers, STI Lobelia and STI Lavender, for $61.2 million per vessel. These sales are expected to close within the fourth quarter of 2025. The outstanding debt on STI Maestro of $5.1 million was repaid on the 2023 $1.0 Billion Credit Facility in September 2025, with a corresponding $10.2 million reduction in the undrawn revolving portion of the facility. An aggregate of $14.0 million is expected to be paid on the 2023 $1.0 Billion Credit Facility with respect to STI Lobelia and STI Lavender, with a corresponding $30.7 million reduction in the undrawn revolving portion of the facility.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 99 product tankers (38 LR2 tankers, 47 MR tankers and 14 Handymax tankers) with an average age of 9.5 years. The Company has entered into agreements to sell one MR and two LR2 product tankers, which are expected to close in the fourth quarter of 2025. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com